Filed by Ad.Venture Partners, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and Deemed
Filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: Ad.Venture Partners, Inc.
Commission File No.: 000-51456

Contact: Ilan Slasky
Ad.Venture Partners
212-682-5357
ilan@adventurepartnersinc.com

AD.VENTURE PARTNERS SETS STOCKHOLDER MEETING DATE; ANNOUNCES THAT 180 CONNECT RECEIVED SECURITYHOLDER APPROVAL FOR ARRANGEMENT WITH AD.VENTURE PARTNERS

New York, New York— August 8, 2007 - Ad.Venture Partners, Inc. (“AVP”) (OTCBB: AVPA.OB, AVPAW.OB, AVPAU.OB) announced today that it has set August 24, 2007 as the date of the special meeting of its stockholders at which the arrangement with 180 Connect, Inc. (“180 Connect”) will be voted upon. The meeting will be held at 10:00 a.m. at the offices of Cooley Godward Kronish LLP in New York.

In addition, AVP announced today that shareholders and optionholders of 180 Connect voted 90% in favour of the resolution approving the arrangement of 180 Connect with AVP under the Canada Business Corporations Act. The arrangement remains subject to approval by stockholders of AVP and the Court of Queen's Bench of Alberta.

180 Connect is scheduled to make application to the Court of Queen's Bench of Alberta for the hearing of the Petition for the Final Order approving the arrangement on August 24, 2007.

It is anticipated that the effective date of the Arrangement would be on or immediately following the date the Final Order is granted.

About Ad.Venture Partners, Inc.

Ad.Venture Partners, Inc. is a special purpose acquisition company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more operating businesses in the technology, media or telecommunications industries. In its initial public offering in August of 2005, AVP raised gross proceeds of $54 million and placed $50.4 in a trust account. AVP’s management team has a combined 30 years of experience starting, financing, growing, operating and selling both private and public companies in the technology, media and telecommunications industries.

About 180 Connect Inc.

180 Connect Inc. is one of North America’s largest providers of installation, integration and fulfillment services to the home entertainment, communications and home integration service industries. With more than 4,000 skilled technicians and 750 support personnel based in over 85 operating locations, 180 Connect is well positioned as the only pure play national residential service provider in the market. 180 Connect Inc. shares are traded under the name of 180 Connect Inc. on the TSX under the symbol NCT.U.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties (including statements related to the proposed arrangement of AVP and 180 Connect and the combined companies’ future growth, financial performance, industry trends, growth expectations and service offerings). These statements reflect management's current beliefs and are based on information currently available to management. Forward looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated arrangement, including the risk that required regulatory clearances or stockholder approvals might not be obtained in a timely manner or at all. Specifically, AVP is required by the terms of its charter to liquidate if it does not consummate a business combination by August 31, 2007, irrespective of the status of such approvals or review. In addition, statements in this press release relating to the operational and financial characteristics of 180 Connect Inc. are subject to risks relating to the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, the reliance on key customers, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors which AVP expects to describe in the Registration Statement and proxy statements to be filed by AVP with the Securities and Exchange Commission.

Additional Information and Where to Find It

AVP has filed a combined preliminary proxy and registration statement on Form S-4 with the Securities and Exchange Commission in connection with the Arrangement and will mail a definitive proxy statement to its stockholders containing information about the Arrangement. Investors and security holders are urged to read the definitive proxy and registration statement of AVP carefully when it is available. The definitive proxy and registration statement will contain important information about the companies, the arrangement and related matters. Stockholders will be able to obtain a copy of the definitive proxy and registration statement, without charge, by directing a request to: Ad.Venture Partners, Inc., 360 Madison Avenue, 21st Floor, New York, New York 10017. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

AVP and its officers and directors may be deemed to be participating in the solicitation of proxies from the AVP’s stockholders in favor of the approval of the proposed arrangement. Information concerning the AVP’s directors and officers is set forth in the publicly filed documents of AVP. Stockholders may obtain more detailed information regarding the direct and indirect interests of the AVP and its directors and officers in the proposed business combination by reading the proxy and registration statement and other publicly filed documents of AVP regarding the proposed arrangement.

Contact:

Ilan Slasky
Ad.Venture Partners
212.682.5357

Devlin Lander
Integrated Corporate Relations
415.292.6855